OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

<table>
<tr><td>MM/DD/YY</td><td>MM/DD/YY</td></tr>
</table>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Race Rock Capital LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One International Place - Suite 1400

(No. and Street)

Boston	**MA**	**02110**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Neely   978-270-5055

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA

(Name – *if individual, state last, first, middle name*)

PO Box 2555	**Hamilton Square**	**NJ**	**08690**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CR Bartels, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Race Rock Capital LLC_____, as of December 31_____, 20 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

_____
Signature

Managing Director
_____
Title

_____ 01/29/2020
Notary Public

NURISSA GUERRERO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 25, 2022

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Race Rock Capital LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2019

MICHAEL T. REMUS
Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Race Rock Capital LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Race Rock Capital LLC as of December 31, 2019, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Race Rock Capital LLC as of December 31, 2019 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Race Rock Capital LLC's management. My responsibility is to express an opinion on Race Rock Capital LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Race Rock Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Race Rock Capital LLC's financial statements.

The supplemental information is the responsibility of Race Rock Capital LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Race Rock Capital LLC auditor since 2011.

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 29, 2020

RACE ROCK CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Current Assets		
Cash	$	24,175
Total Assets	$	24,175

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	2,322
Total Liabilities		2,322
Member Equity		
Member Capital		19,500
Member equity		2,353
Total Member Equity		21,853
Total Liabilities and Member Equity	$	24,175

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

REVENUES

Commission income	$ 1,109,695
Retainer income	37,500
Interest income	24
Other income	29,749
Total Revenues	1,176,968

OPERATING EXPENSES

Commission expense	548,897
Compensation expense	516,935
Occupancy	43,801
Professional fees	30,338
Regulatory fees	19,222
Travel & marketing	10,434
Technology & communication	9,343
General & administrative expense	9,163
	1,188,132
Net (Loss)	$ (11,165)

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year Ended December 31, 2019

	Member Capital	Member Equity	Total
Balance at January 1, 2019	$ 19,500	$ 13,518	$ 33,018
Net (Loss)		(11,165)	(11,165)
Balance at December 31, 2019	$ 19,500	$ 2,353	$ 21,853

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)	$	(11,165)
Adjustments to Reconcile Net (Loss) to Net Cash Used in Operating Activities:		-
Change in Operating Assets & Liabilities		
Accounts payable and accrued expenses		541
Total adjustments		541
Net cash used in operating activities		(10,624)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net decrease in cash		(10,624)
Cash and cash equivalents, beginning of year		34,799
Cash and cash equivalents, end of year	$	24,175
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC
Notes To Financial Statements
December 31, 2019

1   Organization and Nature of Business Operations

Race Rock Capital LLC (the Company) was organized in February 2010. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and the Securities Investor Protection Corporation-SIPC.

The Company provides third party marketing services to a select group of hedge funds and fund of funds. The Company focuses on raising capital among institutional investors. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the rule.

2   Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2019. Company's cash is held by a major financial institution and was insured by Federal Deposit Insurance Corporation.

(*d*)   *Revenue Recognition*

The Company recognizes revenue from commissions in the period they are received. The Company identifies money managers and contracts with them via a fee sharing arrangement for facilitating investments with institutional investors. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2019.

(e)   Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, there is no provision for federal & state income taxes as the net income or loss of the Company is included in the income tax return of The Company's Sole Member. Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2019 and there are no open tax years prior to 2015. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2019

(f)   *Advertising and Marketing*

Advertising and marketing costs are expensed as incurred

(g)   *General and Administrative Expenses*

General and administrative costs are expensed as incurred.

RACE ROCK CAPITAL LLC
Notes to Financial Statements
December 31, 2019

(h) *Fair Value Measurements*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

3   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has elected to operate under that portion of the rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the rule. At December 31, 2019, the Company had net capital of $21,853, which was $16,853 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 11%.

RACE ROCK CAPITAL LLC
Notes to Financial Statements
December 31, 2019

3   Net Capital Requirements - *continued*

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore it is not subject to possession or control requirements under SEC Rule 15c3-3 and not required to compute 15c3-3 reserve requirements.

4   Concentrations and Economic Dependency

The Company's revenues are related to fee sharing arrangements as discussed in Note 2 above. There is no assurance of future revenues from these funds or individuals as the fee sharing arrangements can generally be terminated by either party by providing written notice to the other party.

Four funds accounted for approximately 60.5% of the commissions received during the period.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2019. As of December 31, 2019, there were no cash or cash equivalent balances held in any accounts that were not fully insured.

5   Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash	$ 24,175
Liabilities	
Accounts Payable	$ (2,322)

6   Operating Lease

The Company leases office space under a service agreement as amended on December 18, 2019 expiring December 31, 2020.

Rent expense for the year ended December 31, 2019 was $43,801.

7   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of December 31, 2019, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other then as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

8   Related Party Transactions

The Company paid commissions in the amount of $318,500 to its managing director during the period. In addition, the Company reimbursed the managing director for various overhead and travel expenses.

9   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2019 the Company had implemented such policies and procedures.

10   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through January 29, 2020, the date the report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2019

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Race Rock Capital LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Race Rock Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Race Rock Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Race Rock Capital LLC stated that Race Rock Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Race Rock Capital LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Race Rock Capital LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 29, 2020

RACE ROCK CAPITAL LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1

Year Ended December 31, 2019

Schedule I

ASSETS	$	24,175
LESS LIABILITIES		(2,322)
TOTAL OWNERSHIP EQUITY		21,853
LESS NON-ALLOWABLES		0
TNC BEFORE HAICUTS AND UNDUE CONCENTRATION		21,853
LESS HAIRCUTS		0
LESS UNDUE CONCENTRATION		0
NET CAPITAL	$	21,853
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		16,853
AI/NC RATIO		11%
NON AI LIABILITIES		0.00

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2019)

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations
of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	21,853
Net Capital, per above		21,853
Difference	$	-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2019.

Race Rock Capital LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)

YEAR ENDED December 31, 2019

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Race Rock Capital LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Race Rock Capital LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2019

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Race Rock Capital LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2019 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

Race Rock Capital LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2019

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

Race Rock Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Race Rock Capital LLC

I, Charles Richard Bartels, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

_____
Charles Bartels
Title:Managing Director